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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )*



                            SPRINGS INDUSTRIES, INC.
                   -----------------------------------------
                               (Name of Issuer)




                      $.25 Par Value Common Stock Class B
                   -----------------------------------------
                        (Title of Class of Securities)




                                  851783-10-0
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 8 Pages


                   AMENDMENT MATERIAL TO THE ORIGINAL FILINGS

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CUSIP NO.  851783-10-0             SCHEDULE 13G        PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Leroy Springs Close

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER

                                        7,727 -- Class A
                                          204 -- Class B

                       --------------------------------------------------------
                       (6)     SHARED VOTING POWER

  NUMBER OF                         1,849,743 -- Class B
   SHARES                               3,392 -- Class A
 BENEFICIALLY
  OWNED BY             --------------------------------------------------------
    EACH               (7)     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                           74,605 -- Class B
                                        7,727 -- Class A

                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                                    1,849,743 -- Class B
                                        3,392 -- Class A

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,849,947 -- Class B Shares*
                    3,392 -- Class A Shares
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                26%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

                IN

* Does not include Class A shares

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

December 31, 1999

                          PAGE   2   OF   8   PAGES
                               -----    -----
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              Introductory Comments


         The following report is with respect to Class B stock. Filer owns individually 7,727 shares of Class A stock. Filer also owns 3,392 shares of Class A stock in his role as one of fourteen (14) directors of Close Foundation, Inc., a private foundation. These shares are held in an investment fund managed by an investment company retained by the Foundation. Class B stock carries voting privileges equal to four times those of Class A. Class A stock may not convert to Class B, but Class B stock may convert to Class A at any time. See 13G for year ending December 31, 1989 for information on rights of Class A versus Class B stock.

     At December 31, 1999, the Company reported that the outstanding shares of Class A and Class B common stock were as follows:

          Class A      -     10,748,686
          Class B      -      7,156,663
                             ----------
                Total  -     17,905,349




     (End of Introductory Comments.)






December 31, 1999

                                Page 3 of 8 Pages


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

Item 1(a).   Name of Issuer:
                  Springs Industries, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
                  205 North White Street
                  Fort Mill, South Carolina 29715

Item 2(a).   Name of Person Filing:
                  Leroy Springs Close

Item 2(b).   Address of Principal Business Office or, If None,
             Residence:
                  60 Shelter Rock Road
                  Danbury, Connecticut 06810

Item 2(c).   Citizenship:
                  United States of America

Item 2(d).   Title of Class of Securities:
                  $.25 par value common stock Class B

Item 2(e).   CUSIP Number:
                  851783-10-0

Item 3.      Statement Regarding Rules 13d-1(b) or 13d-2(b):
                  Not Applicable.


December 31, 1998

                                Page 4 of 8 Pages


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Item 4.  Ownership: *

               (a) Amount Beneficially Owned:
                                                       Class B Shares: 1,924,348

               (b) Percent of Class:
                                                                             27%

               (c) Number of shares as to which
                   such person has:

                     (i) sole power to vote or
                         direct the vote:
                                                                 Class A - 7,727
                                                                   Class B - 204

                    (ii) shared power to vote or
                         direct the vote:
                                                                 Class A - 3,392
                                                             Class B - 1,849,743

                   (iii) sole power to dispose or
                         direct the disposition of:
                                                                 Class A - 7,727
                                                                Class B - 74,605

                    (iv) shared power to dispose or
                         direct the disposition of:
                                                                 Class A - 3,392
                                                              Class B- 1,849,743

         Mr. Close disclaims beneficial ownership of all the shares shown above except 74,605 shares as to which he has dispositive power, (74,401) shares of which are held by The Springs Company, Lancaster, South Carolina, as trustee of a management trust which is revocable by Mr. Close with 30 days' notice, and 204 shares which Mr. Close individually holds.

* Mr. Close has the sole power to vote and dispose of 7,727 shares of Class A Stock and the shared power to vote and dispose of 3,392 shares of Class A Stock of Close Foundation, Inc. as a director of said Foundation. These shares are referenced in paragraph (c) above, however, for purposes of full disclosure.


December 31, 1999

                               Page 5 of 8 Pages


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         In addition, The Springs Company, Lancaster, South Carolina, owns beneficially 1,955,229 shares (or 27%) of such stock (including 478,898 shares held as trustee for Mr. Close's brothers and sisters); Kanawha Insurance Company (formerly Central Reassurance Corporation), Lancaster, South Carolina, owns beneficially 175,000 shares (or 2%) of such stock. All outstanding stock of The Springs Company and Kanawha Insurance Company is owned by: trusts for the benefit of Mr. Close and his brothers and sisters (including those trusts described in Item 6); and by The Springs Company as trustee of management trusts for Mr. Close and his brothers and sisters.

   Mr. Close is a director of Springs Industries, Inc. and The Springs
Company.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The shares shown in Item 4(c)(ii) and (iv), other than as provided in subsection 2 below, are held by entities having the right to receive dividends and proceeds of sale as follows:

         1. (a) 1,849,743 shares (or 26%) held by Mr. Close, his mother (Anne Springs Close), six of his seven brothers and sisters (Crandall Close Bowles, Frances A. Close, Patricia Close, Elliott Springs Close, Hugh William Close, Jr., Derick Springsteen Close, and Katherine


December 31, 1999

                                Page 6 of 8 Pages


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Anne Close), and James Bradley as trustees for his brothers and sisters (each of such six brothers and sisters is a beneficiary of trusts holding 300,278 shares and is therefore not a trustee with respect to such shares);

     (b) 74,605 shares (1.80%) (as to which Mr. Close has dispositive power) held by The Springs Company as trustee of the management trust for Mr. Close described in Item 4.

     The trustees of these trusts may accumulate dividends or sale proceeds or distribute them to the beneficiaries, except that Mr. Close is entitled to all dividends on the shares held in the management trust.

     2. 3,302 Class A shares are held by Springs Foundation, Inc. and Close Foundation, Inc., private foundations, of which Mr. Close, his family members, and employees of family-owned companies constitute the Board of Directors, and 7,727 Class A shares are held by Mr. Close individually.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        Not Applicable.

Item 8. Identification and Classification of Members of the Group:

        Not Applicable.

Item 9. Notice of Dissolution of the Group:

        Not Applicable.


December 31, 1999

                                Page 7 of 8 Pages


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Item 10. Certification:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 2000                             /s/ The Springs Company
                                             --------------------------------
                                             Harry B. Emerson, Secretary
                                             Power of Attorney for
                                             Leroy Springs Close









December 31, 1999


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